Exhibit 99.2

PROCEEDS AGREEMENT

AGREEMENT dated as of January 12, 2023 by and between Baker Bros. Advisors LP (the “Management Company”) and Dr. Stephen Biggar (the “Agent”).

WHEREAS, the Agent, in his capacity as a director of ACADIA Pharmaceuticals Inc. (the “Company”), received non-transferable options (the “Options”) to purchase 15,000 shares of the Company common stock (the “Stock”) according to the below Schedule A;

WHEREAS, the Management Company provides management and administrative service to each of Baker Brothers Life Sciences, L.P. and 667, L.P (the “Funds”) in exchange for a management fee from each (the “Management Fees”);

WHEREAS, the Company is a portfolio company of the Funds;

WHEREAS, Pursuant to the Funds’ Limited Partnership Agreements and the Management Company’s policies, directors’ fees, consulting fees and other remuneration (including options, warrants or other equity securities) paid by Funds portfolio companies to an agent, officer or employee of the Management Company shall reduce (but not below $0) the Management Fees; and

WHEREAS, the Agent and the Management Company wish to memorialize their understanding with respect to the Options;

NOW, THEREFORE, for good and valuable consideration, the parties agree as follows:

1.       Subject to the provisions of Section 2, the Agent agrees, as soon as practicable after receipt from the Company, to remit to the Management Company any directors’ fees, consulting fees and other remuneration that the Agent receives from the Company.

2.       The Agent shall exercise the Options at the time directed by the Management Company. When the Agent exercises the Options, the Management Company shall provide the Agent with the amount of cash necessary to enable the Agent to purchase the Stock for which the Options are being exercised from the Company, in compliance with the terms of the Options.

3.       Thereafter, the Agent shall hold the Stock in a brokerage account at JPMorgan which is not commingled with other personal holdings of the Agent until directed by the Management Company to sell the Stock. The Agent agrees, as soon as practicable after receiving direction from the Management Company, to sell all, or any portion, of the Stock as directed by the Management Company and to remit the gross cash proceeds (but net of brokerage commissions) from the sale of the Stock to the Management Company.

4.       The Agent agrees not to amend or modify the Options, waive any of the provisions thereof, or enter into any agreement or understanding with respect to the Options or the Stock, without the prior written consent of the Management Company.

5.       The Agent shall not report any income attributable to these transactions as his own income, but instead, shall report such income on any and all tax returns required to be filed by the Agent as received by him only in his capacity as an agent, officer or employee of the Management Company. The Management Company shall report all such income on any and all tax returns required to be filed by the Management Company.

6.       This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns. This Agreement shall survive the death, merger, dissolution or termination of any of the parties hereto and shall continue in full force and effect notwithstanding that the Agent shall cease to be an agent, officer or employee of the Management Company for any reason.

7.       This Agreement may be amended or modified only by a writing signed on behalf of the parties hereto. No provision of this Agreement may be waived except in writing signed on behalf of the party against whom such waiver is asserted.

8.       From and after the date of this Agreement, the parties shall execute and deliver such instruments, documents and other writings, and take such other actions, as may be necessary to confirm and carry out and to effectuate fully the intent and purposes of the transactions on their part respectively contemplated by this Agreement.

9.       If any of the benefits contemplated by this Agreement would be reduced or unachievable because of restrictions or prohibitions imposed by law (by way of example only, the Securities Act of 1933, state securities laws, or the Company’s governing instruments), the parties hereto shall use their best efforts to preserve the intent of this Agreement and the benefits contemplated hereby by amending, modifying or waiving in an appropriate manner the provisions of this Agreement.

10.    This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

IN WITNESS WHEREOF, the undersigned have executed this Proceeds Agreement as of the date first above written.

MANAGEMENT COMPANY

/s/ Scott L. Lessing
By: Scott L. Lessing
Title: President

AGENT

/s/ Stephen R. Biggar
Dr. Stephen R. Biggar

Schedule A

Fund	667, L.P.	Baker Brothers Life Sciences, L.P.	Total
Loan	$6,488	$71,812	$78,300